UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

FORIAN INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

34630N106
(CUSIP Number)

April 4, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 164,337
	6	SHARED VOTING POWER 1,542,005
	7	SOLE DISPOSITIVE POWER 164,337
	8	SHARED DISPOSITIVE POWER 1,542,005

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,706,342
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.17% *
12	TYPE OF REPORTING PERSON (See Instructions) IN

*	This percentage is based on a total of 33,027,294 shares of common stock outstanding, which is the sum of (i) 32,601,287 shares of common stock outstanding as of March 25, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 31, 2022, and (ii) 426,007 shares of common stock issuable upon conversion of convertible notes for principal and accrued interest.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,102,695
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,102,695

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,102,695
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.35% *
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	This percentage is based on a total of 32,908,012 shares of common stock outstanding, which is the sum of (i) 32,601,287 shares of common stock outstanding as of March 25, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 31, 2022, and (ii) 306,725 shares of common stock issuable upon conversion of convertible notes for principal and accrued interest.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 166,530
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 166,530

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,530
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.51% *
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	This percentage is based on a total of 32,652,408 shares of common stock outstanding, which is the sum of (i) 32,601,287 shares of common stock outstanding as of March 25, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 31, 2022, and (ii) 51,121 shares of common stock issuable upon conversion of convertible notes for principal and accrued interest.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Ten Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 237,580
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 237,580

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,580
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.73% *
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	This percentage is based on a total of 32,669,448 shares of common stock outstanding, which is the sum of (i) 32,601,287 shares of common stock outstanding as of March 25, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 31, 2022, and (ii) 68,161 shares of common stock issuable upon conversion of convertible notes for principal and accrued interest.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc. Employees’ Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 28,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 28,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.09% *
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	This percentage is based on a total of 32,601,287 shares of common stock outstanding as of March 25, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 31, 2022.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Feinberg Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,200
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02% *
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	This percentage is based on a total of 32,601,287 shares of common stock outstanding as of March 25, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 31, 2022.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,506,805
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,506,805

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,506,805
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.56% *
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	This percentage is based on a total of 33,027,294 shares of common stock outstanding, which is the sum of (i) 32,601,287 shares of common stock outstanding as of March 25, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 31, 2022, and (ii) 426,007 shares of common stock issuable upon conversion of convertible notes for principal and accrued interest.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,534,805
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,534,805

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,534,805
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.65%*
12	TYPE OF REPORTING PERSON (See Instructions) CO

*	This percentage is based on a total of 33,027,294 shares of common stock outstanding, which is the sum of (i) 32,601,287 shares of common stock outstanding as of March 25, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 31, 2022, and (ii) 426,007 shares of common stock issuable upon conversion of convertible notes for principal and accrued interest.

Item 1(a).	Name of Issuer:

Forian Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

41 University Drive, Suite 400, Newtown, PA 18940.

Item 2(a).	Name of Filing Person:

This statement is filed by:

(i)	Oracle Partners, L.P., a Delaware limited partnership (“Partners”), with respect to the shares of the Issuer’s common stock, par value $0.001 per share (“Shares”), directly owned by it;

(ii)	Oracle Institutional Partners, L.P., a Delaware limited partnership (“Institutional Partners”), with respect to the Shares directly owned by it;

(iii)	Oracle Ten Fund, L.P., a Delaware limited partnership (“Ten Fund”), with respect to Shares directly owned by it;

(iv)	Oracle Investment Management, Inc. Employees’ Retirement Plan, an employee benefit plan organized in Connecticut (the Retirement Plan”), with respect to Shares directly owned by it;

(v)	The Feinberg Family Foundation, a foundation organized in Connecticut (the “Foundation”), with respect to the Shares directly owned by it:

(vi)	Oracle Associates, LLC, a Delaware limited liability company (“Oracle Associates”), which serves as the general partner of Partners, Institutional Partners and Ten Fund, and may be deemed to indirectly own, by virtue of the foregoing relationship, the Shares directly owned by Partners, Institutional Partners and Ten Fund.

(vii)	Oracle Investment Management, Inc., a Delaware corporation (the “Investment Manager”), which serves as the investment manager of Partners, Institutional Partners, and Ten Fund, and may be deemed to indirectly own, by virtue of the foregoing relationship, the Shares directly owned by Partners, Institutional Partners, and Ten Fund; and

(viii)	Mr. Larry N. Feinberg (“Mr. Feinberg”), who serves as the managing member of Oracle Associates and as the sole shareholder, director and president of the Investment Manager and as a trustee of the Foundation and the retirement Plan and may be deemed to indirectly own, by virtue of the foregoing relationships, the Shares directly owned by Partners, Institutional Partners, Ten Fund, the Retirement Plan and the Foundation.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Persons is 177 W. Putnam Avenue, Greenwich, Connecticut 06830.

Item 2(c).	Citizenship:

Mr. Feinberg is a citizen of the United States of America. See Item 2(a) for the place of organization of the other Reporting Persons.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e).	CUSIP Number:

34630N106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

Item 4.	Ownership:

A.	Larry N. Feinberg

(a)	Amount beneficially owned: 1,706,342
(b)	Percent of class: 5.17%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 164,337
(ii)	Shared power to vote or direct the vote: 1,542,005
(iii)	Sole power to dispose or direct the disposition: 164,337
(iv)	Shared power to dispose or direct the disposition: 1,542,005

B.	Oracle Partners, L.P.

(a)	Amount beneficially owned: 1,102,695
(b)	Percent of class: 3.35%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 1,102,695
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 1,102,695

C.	Oracle Institutional Partners, L.P.

(a)	Amount beneficially owned: 166,530
(b)	Percent of class: 0.51%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 166,530
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 166,530

D.	Oracle Ten Fund, L.P.

(a)	Amount beneficially owned: 237,580
(b)	Percent of class: 0.73%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 237,580
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 237,580

E.	Oracle Associates, LLC

(a)	Amount beneficially owned: 1,506,805
(b)	Percent of class: 4.56%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 1,506,805
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 1,506,805

F.	Oracle Investment Management, Inc.

(a)	Amount beneficially owned: 1,534,805
(b)	Percent of class: 4.65%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 1,534,805
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 1,534,805

G.	Oracle Investment Management, Inc. Employees’ Retirement Plan

(a)	Amount beneficially owned: 28,000
(b)	Percent of class: 0.09%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 28,000
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 28,000

H.	The Feinberg Family Foundation

(a)	Amount beneficially owned: 7,200
(b)	Percent of class: 0.02%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 7,200
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 7,200

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2022

/s/ Larry N. Feinberg
Larry N. Feinberg, Individually

ORACLE PARTNERS, L.P.
By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, L.P.
By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE TEN FUND, L.P.
By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE ASSOCIATES, LLC

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, President

ORACLE INVESTMENT MANAGEMENT, INC.
EMPLOYEES’ RETIREMENT PLAN

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Trustee

THE FEINBERG FAMILY FOUNDATION

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Trustee

Exhibit Index

99.1	Joint Filing Agreement, dated April 14, 2022, by and among, Larry N. Feinberg, Oracle Partners, L.P., Oracle Institutional Partners, L.P., Oracle Ten Fund, L.P., Oracle Associates, LLC, Oracle Investment Management, Inc., Oracle Investment Management, Inc. Employees’ Retirement Plan and The Feinberg Family Foundation.